March 20, 2024

VIA EDGAR

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attention: Robert Babula

    RE:     Southwest Airlines Co.
        Form 10-K for the Fiscal Year ended December 31, 2023
        Filed February 6, 2024
        File No. 001-07259

Dear Mr. Babula:

On behalf of Southwest Airlines Co. (the “Company”), set forth below are the Company's responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated March 6, 2024, with respect to the Company's Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”). For ease of reference, we have reproduced below the full text of each of the Staff's comments, which are followed by the Company's responses.

Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), the Company requests confidential treatment for portions of its responses to the Staff’s comments. Specifically, the Company requests that portions of its responses that have been redacted from the version of this letter filed via the Commission’s EDGAR system and marked by bracketed asterisks (“[***]”) be maintained in confidence, not be made part of any public record and not be disclosed to any person, including in response to any request under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), as such responses contain confidential information. An unredacted version of this letter is being provided to the Commission under separate cover, along with the request for confidential treatment under Rule 83.

Form 10-K for the Fiscal Year ended December 31, 2023

Management’s Discussion and Analysis
Operating Revenues, page 68

1.We note that you provide disclosure in the third paragraph on page 3, explaining that "Business travel, while showing modest improvements over several years, remained at reduced levels throughout 2022 and 2023 compared with pre-pandemic levels, as corporate travel patterns continued to lag and evolve post-pandemic." We also see that you discuss initiatives aimed at growing the corporate travel business on page 12, and discuss some of the associated risk on page 32.

Please expand your discussion and analysis of revenue and passenger levels as necessary to clarify the significance of this business, and to address the
LUV-001
Confidential Treatment of a Portion of the Response to Comment 2
Requested by Southwest Airlines Co. Pursuant to Rule 83

Securities and Exchange Commission
March 20, 2024

implications of the respective trends to comply with Item 303(a) and (b)(2) of Regulation S-K.

    Response:

The Company believes it has previously met the requirements of Item 303(a) and (b)(2) of Regulation S-K within Management's Discussion and Analysis of Operating Revenues in the 2023 Form 10-K, but will expand its explanation and analysis regarding business travel demand in this section within future filings as requested, to the extent such amounts are material to the respective periods and trends.
The Company categorizes Passenger revenue by revenue source (passenger non-loyalty, passenger loyalty – air transportation, and passenger ancillary sold separately) as it believes these categories best depict the nature, amount, timing, and uncertainty of Passenger revenue and cash flow. The Company monitors industry and Customer travel patterns and trends, including trends in business and leisure travel, to help analyze and forecast Passenger revenues, as well as to aid in the future optimization of its network and schedules. While there was a modest improvement in total business-related revenues from 2022 to 2023, it was not the most significant driver of the overall $2.2 billion increase in Passenger revenues year-over-year. Likewise, this year-over-year change was not a material factor in the Company’s decline in Passenger revenue per available seat mile for 2023 versus 2022. Generally, while the number of business travelers and total business trips remained below pre-pandemic levels for 2023, this decreased level of travel was slightly offset through an increase in average fares paid by business Customers (defined as those booking travel on Southwest through the Company’s managed business tools).

Many of the initiatives described in Part 1 of the Form 10-K are not necessarily in reaction to changes in Customer behavior resulting from the pandemic, but are long-term strategies designed to appeal to a wider base of business travelers that may have traditionally flown on larger network carriers. The majority of these strategies were initiated prior to the pandemic, in fact, and are intended to put the Company on a level playing field by reducing the friction or extra efforts that have historically made it more difficult for such Customers to book and travel on Southwest. However, while the Company aspires to increase its market share with regards to the level of business travel it attracts, there is no guarantee that these efforts will be successful.

Financial Statements
Note 1. Summary of Significant Accounting Policies
Property & Equipment, page 95

2.We understand from your disclosure that you estimate the useful life of flight equipment at 25 years, and associated residual values that range from 13% to 20%.

Please explain to us how you established the useful lives and residual values of your aircraft, and describe any efforts undertaken to revisit and update these policies on a regular basis. For example, given your disclosure on page 52, that you own 736 Boeing 737 aircraft, tell us how you considered the potential effect on marketability of used aircraft that were subject to the FAA grounding discussed on page 42, to address manufacturing and safety concerns, in estimating residual values and disposal costs.

LUV-002
Confidential Treatment of a Portion of the Response to Comment 2
Requested by Southwest Airlines Co. Pursuant to Rule 83

Securities and Exchange Commission
March 20, 2024

In conjunction with your response, please submit a summary of aircraft sales over the last three years, in the form of a spreadsheet specifying the type of each aircraft and showing for each the acquisition dates and costs, your estimate of the useful lives and residual values, the useful life and residual value percentage applied, the accumulated depreciation and net book values on the disposal dates, the disposal dates and costs and proceeds received in exchange, and the net gain or loss on each transaction.

Please provide us with an explanation for how the residual value percentage applied was correlated with the aircraft, and discuss any material variances between the residual values that had been calculated and the net of disposal costs and proceeds.

Response:

In estimating the useful lives and expected residual values of its aircraft, the Company primarily has relied upon its actual experience with the same or similar aircraft types, as well as current and projected future resale market value information provided by independent third parties. Flight equipment estimated useful lives are initially based on the number of "cycles" expected to be flown (one take-off and landing) as well as the expected aircraft age at retirement. The Company has made a conversion of cycles into years based on both historical and anticipated future utilization of the aircraft. Subsequent revisions to these useful life and residual value estimates could be caused by, among other considerations, changes to aircraft maintenance programs, changes in utilization of the aircraft (actual cycles during a given period of time), governmental regulations on aging aircraft, and changing market prices of new and used aircraft of the same or similar types. The Company evaluates its estimates and assumptions each reporting period and, when warranted, adjusts these estimates and assumptions. Generally, these adjustments are accounted for on a prospective basis through depreciation and amortization expense.

At the time of the prior grounding of the Company’s Boeing 737 MAX fleet in 2019, the Company did consider whether such grounding would have an impact on its estimated useful lives and/or residual values—either for its 31 owned MAX-8 aircraft at the time, or its entire owned Boeing 737 fleet. Historically, the Company has operated its aircraft up to or near the initially established useful lives. Additionally, because the issues that led to the grounding were not “structural” in nature (i.e., associated directly with the airframe and/or engines of the aircraft), and because they were not pervasive to other Boeing fleet types (such as the Company’s Next Generation fleet of 737-700s and 737-800s), the Company determined there should be no long-term material impact to its prior estimates. This conclusion was further supported by valuation estimates provided by independent third parties, as well as compensation provided to the Company by Boeing associated with the MAX grounding. As agreed upon in correspondence with the SEC's Office of the Chief Accountant in 2019, this compensation was accounted for as a reduction in the cost basis for the Company’s owned MAX aircraft and thus reduced the book values associated with those aircraft, thereby reducing the risk associated with a potential decline in market value. Further, as the Company has had a number of other (non-MAX) aircraft retirements since this grounding, it has not experienced any material gains or losses associated with the ultimate disposal of the retired aircraft, also supporting the estimates made by the Company.

Estimated residual values can be further impacted by the Company’s decision or intent with respect to how the retired aircraft will be disposed of. For example, the Company could sell the aircraft as a whole unit to a third party that will continue to operate it. Likewise, the Company could determine that the retired airframe and/or engines will be a “tear-down”, where at retirement
LUV-003
Confidential Treatment of a Portion of the Response to Comment 2
Requested by Southwest Airlines Co. Pursuant to Rule 83

Securities and Exchange Commission
March 20, 2024

the aircraft is taken apart and the parts are either utilized within the Company’s inventory as support for the remaining fleet, or sold as salvage to other third parties to find buyers or to be disposed of as scrap. The initial estimate of residual value applied to an aircraft is inclusive of the entire unit (airframe and two engines). However, at retirement, the majority of the actual value of the total aircraft is associated with the engines, which can be and in most cases are removed and continue to be used as spares to support the Company’s remaining fleet.

In recent years, none of the owned aircraft retired by the Company have been sold as whole units but have been dismantled and the parts consumed within the Company’s inventory. Because the Company’s entire fleet is a version of the Boeing 737 aircraft, there is much commonality with such parts across the fleet. In some instances, if the parts are not usable or repairable, they have been sold as scrap to third party vendors. Typically, the estimated residual values assigned to the Company’s owned aircraft anticipate such treatment at retirement—and historically where the Company has been able to procure a buyer for an entire aircraft at or near retirement, the Company has recorded modest gains on such transactions. Although the Company initially estimates a residual value of approximately 15 percent for an aircraft at the date of initial purchase, as the aircraft nears its intended retirement date and the Company can reasonably gain more certainty about the actual retirement date of the aircraft, the presumed action it will take at retirement (sell as a whole unit or dismantled and consumed internally), and the expected market for used aircraft parts and/or scrap, it will adjust the estimated useful life and expected residual value of each aircraft and the recording of depreciation expense on a prospective basis so that the Company can minimize or eliminate the likelihood of recording a gain and/or loss at the actual retirement date. The impact of changes in the estimated useful lives and/or expected residual values of aircraft has not been material in recent years. Also, except for aircraft that were retired earlier than expected and/or impaired during the pandemic, the Company has not incurred any material gains and/or losses on such retirements in recent years.

The Company also has the opportunity to evaluate the estimated cost/benefit of continuing to operate the aircraft, which it could choose to do in most cases even beyond its estimated 25-year useful life—subject to any limits prescribed by the manufacturer based on the number of cycles flown by that particular aircraft at that time. That decision is based on a number of factors, including: the travel demand environment, the current and expected economics of continuing to operate the aircraft (which include airfares, fuel prices, labor rates and maintenance costs charged by third parties, etc.), the aircraft’s maintenance history and required future maintenance requirements, the Company’s anticipated scheduled deliveries of new aircraft that could replace retiring aircraft and how efficient the replacement aircraft are in comparison (from a cost, fuel efficiency and dependability perspective), and the nature and number of opportunities available to deploy the additional aircraft capacity.

The Company has not sold any aircraft as whole units to third parties during the years 2021-2023. However, it has provided a detail of the requested information for the two airframe sales that it completed with a third party. In addition, six spare engines were sold to third parties during the applicable period and details have also been provided for those.

LUV-004
Confidential Treatment of a Portion of the Response to Comment 2
Requested by Southwest Airlines Co. Pursuant to Rule 83

Securities and Exchange Commission
March 20, 2024

Airframe Sales:

	Acquisition date	Acquisition cost	Projected residual % value at acquisition	Projected residual $ value at acquisition	Aircraft retirement date	Age at retirement (Yrs)	Accumulated depreciation at retirement
Aircraft #1	12/17/1997	[***]	15%	[***]	3/22/2021	23.28	[***]
Aircraft #2	12/29/1998	[***]	15%	[***]	3/22/2021	22.24	[***]

	Net book value (NBV) at retirement	Allocation of NBV to engines	Allocation of NBV to airframe/rotables*	Impair-ments recorded	Airframe sale date	Sale price	Gain/loss on sale	Disposal costs
Aircraft #1	$5,993,026	$4,014,310	$1,414,814	$(563,902)	3/30/2022	$1,100,000	$—	$(220,000)
Aircraft #2	$6,992,276	$4,988,082	$1,180,727	$(823,467)	3/30/2022	$1,100,000	$—	$(220,000)
*Of the amount listed, $880K consists of the airframe, and the remainder is related to rotables.

Engine Sales:

	Acquisition date	Acquisition cost	Projected residual % value at acquisition	Projected residual $ value at acquisition	Aircraft retirement date	Age at retirement (Yrs)	Accumulated depreciation at retirement
Aircraft #1	10/26/1998	[***]	15%	[***]	9/23/2022	24.88	[***]
Aircraft #2	6/8/1998	[***]	15%	[***]	3/22/2021	25.43	[***]
Aircraft #3-1*	3/7/2014	[***]	15%	[***]	11/9/2023	9.75	[***]
Aircraft #3-2*	3/7/2014	[***]	15%	[***]	11/9/2023	9.78	[***]
Aircraft #4	4/10/1998	[***]	15%	[***]	3/18/2022	25.70	[***]
Aircraft #5	3/30/1998	[***]	15%	[***]	12/6/2021	25.76	[***]

	Net book value (NBV) at retirement	Allocation of NBV to engines (per engine)**	Allocation of NBV to airframe/rotables	Impair-ments recorded	Engine sale date	Sale price	Gain/loss on sale (per engine)	Disposal costs
Aircraft #1	$4,077,612	$1,388,325	$857,191	$—	9/6/2023	$1,700,000	$311,675	$—
Aircraft #2	$6,366,992	$1,426,577	$324,265	$—	11/6/2023	$1,700,000	$273,423	$—
Aircraft #3-1*	$3,272,335	$1,187,542	$880,000	$—	12/4/2023	$1,700,000	$512,458	$—
Aircraft #3-2*	$3,272,335	$1,187,542	$880,000	$—	12/15/2023	$1,700,000	$512,458	$—
Aircraft #4	$4,743,208	$1,429,163	$616,512	$—	12/15/2023	$1,700,000	$270,837	$—
Aircraft #5	$5,772,794	$1,431,868	$173,647	$—	12/28/2023	$1,700,000	$268,132	$—
*The two engines on this same aircraft were purchased used from a third party in 2014 and depreciated over a useful life of approximately 12 years from the date of acquisition (manufacture date of 12/20/2000).
**The allocation provided is for each of the two engines included in the NBV at retirement less additional depreciation recorded on the engines while they were held and used as spares prior to their sale date.

LUV-005
Confidential Treatment of a Portion of the Response to Comment 2
Requested by Southwest Airlines Co. Pursuant to Rule 83

Securities and Exchange Commission
March 20, 2024

****

Thank you for your assistance. If you have any questions, please do not hesitate to contact me at (214) 792-3022.

Sincerely,

/s/ Tammy Romo
Tammy Romo
Executive Vice President & Chief Financial Officer

Copy to:    John T. Montford (Chairman, Audit Committee)
        Robert E. Jordan, President & Chief Executive Officer
        Gary C. Kelly, Executive Chairman of the Board
        Ryan Martinez, SVP Finance Controller
        Mark R. Shaw, EVP & Chief Legal & Regulatory Officer
        Darrell McKown (Ernst & Young LLP)
LUV-006
Confidential Treatment of a Portion of the Response to Comment 2
Requested by Southwest Airlines Co. Pursuant to Rule 83